8-9-02



02007893

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00


RECEIVED
AUG 02 2002
PROCESSING

SEC FILE NUMBER
8- 15665

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AMENDMENT TO
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 01, 2000 (MM/DD/YY) AND ENDING July 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROWN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 BROAD STREET
(No. and Street)

CHATTANOOGA, TN 37402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN C. BROWN, PRESIDENT (423)267-3776
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON, HUTCHERSON & McCULLOUGH, PLLC
(Name — *if individual, state last, first, middle name*)

1000 RIVERFRONT PARKWAY CHATTANOOGA, TN 37402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 16 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALLEN C. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN ASSOCIATES, INC., as of JULY 31, 2001, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

THIS AMENDMENT IS FILED TO CORRECT THE NET CAPITAL REQUIREMENT AS SHOWN ON THE ORIGINAL ANNUAL AUDITED FOCUS REPORT (ITEMS 375, 376 & 377). AT NO TIME DID THE FIRM'S NET CAPITAL FALL BELOW THE $100,000 LEVEL.

Signature

PRESIDENT
Title

Shirley R. Stephenson
Notary Public
My Commission Expires: 9-10-05

This report** contains (check all applicable boxes):

- [x] (a) Facing page. (AMENDED)
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (AMENDED)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation. (AMENDED)
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC # 8-15665 AMENDED PAGE - ANNUAL AUDITED FOCUS REPORT - PART IIA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER BROWN ASSOCIATES, INC. (8-07-005049-C) as of JULY 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	10,637
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) Amended	$	100,000
13. Net capital requirement (greater of line 11 or 12) Amended	$	100,000
14. Excess net capital (line 10 less 13) Amended	$	376,822
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	460,867

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	159,549
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	
19. Total aggregate indebtedness		$	159,549
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		%	33.46
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	23.70

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	
24. Net capital requirement (greater of line 22 or 23)	$	
25. Excess net capital (line 10 less 24)	$	
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	

OMIT PE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.